Exhibit 99.127

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus, each dated April 28, 2020, to which it relates, and each document incorporated by reference into this prospectus supplement and into the short form base shelf prospectus for Nunavut and the amended and restated short form base shelf prospectus, each dated April 28, 2020 constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. Person (as such terms are defined in Regulation S promulgated under the U.S. Securities Act ("Regulation S")) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference into this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020 FOR NUNAVUT AND TO THE AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 28, 2020

New Issue	July 13, 2020

.

mCloud Technologies Corp.

$4,000,000

1,095,890 Units

This prospectus supplement (the "Prospectus Supplement") of mCloud Technologies Corp. (the "Corporation" or "mCloud"), together with the short form base shelf prospectus dated April 28, 2020 for Nunavut and the amended and restated short form base shelf prospectus dated April 28, 2020, to which it relates (the "Shelf Prospectus"), qualifies the distribution (the "Offering") of 1,095,890 units of the Corporation (the "Units") at a price of $3.65 per Unit (the "Offering Price"). Each Unit is comprised of one common share of the Corporation (each, a "Unit Share") and one-half of one common share purchase warrant of the Corporation (each whole common share purchase warrant, a "Unit Warrant"). Each Unit Warrant is exercisable to acquire one common share of the Corporation (each, a "Warrant Share") at an exercise price of $4.75 per Warrant Share ("Exercise Price") for a period of five years following the closing of the Offering, subject to adjustment in certain events. The Units will not trade and will separate into Unit Shares and Unit Warrants immediately upon issuance.

	Price: $3.65 per Unit

	Price to public	Proceeds to Corporation
Per Unit	$3.65	$3.65
Total	$4,000,000	$4,000,000

The outstanding common shares of the Corporation (each, a "Common Share") are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MCLD" and are also traded on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "MCLDF". The Corporation has applied to list the Unit Shares and Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV. On July 10, 2020, the last trading day completed prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $3.08. There is no market through which the Unit Warrants may be sold. See "Risk Factors" in this Prospectus Supplement.

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The Units are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of securities. See "Notice to Reader - Forward-Looking Information" and "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus and in the AIF (as defined herein).

Certain legal matters in connection with the Offering are being reviewed on behalf of the Corporation by Owens Wright LLP.

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the Shelf Prospectus as such information is accurate only as of the date of the applicable document. The Corporation has not authorized anyone to provide investors with different information. Information contained on mCloud's website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. The Corporation will not make an offer of these securities where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences in Canada. Investors consult their own tax advisors with respect to their own particular circumstances.

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement. The Corporation has not engaged in the business of trading and advising in securities with respect to the distribution of the Units.

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Michael A. Sicuro (Secretary, Director and Promoter of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The Corporation's head and registered offices are located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

NOTICE TO READER	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
DOCUMENTS INCORPORATED BY REFERENCE	4
MARKETING MATERIALS	5
PRINCIPAL SECURITYHOLDERS	6
THE CORPORATION	6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
USE OF PROCEEDS	8
SHARE STRUCTURE	8
CONSOLIDATED CAPITALIZATION	8
PRIOR SALES	9
TRADING PRICE AND VOLUME	11
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	12
PLAN OF DISTRIBUTION	13
RISK FACTORS	13
INTERESTS OF EXPERTS	16
AUDITORS, TRANSFER AGENT AND REGISTRAR	17
LEGAL MATTERS	17
PROMOTERS	17
STATUTORY RIGHT OF RESCISSION	18
CERTIFICATE OF THE CORPORATION	SC-1

TABLE OF CONTENTS – BASE SHELF PROSPECTUS

NOTICE TO READERS	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
TRADEMARK AND TRADE NAMES	4
DOCUMENTS INCORPORATED BY REFERENCE	4
THE CORPORATION	6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
SHARE STRUCTURE	7
CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	8
USE OF PROCEEDS	8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
OTHER MATTERS RELATING TO THE SECURITIES	16
PLAN OF DISTRIBUTION	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
RISK FACTORS	19
EXEMPTIVE RELIEF	22
PROMOTERS	22
INTERESTS OF EXPERTS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
LEGAL MATTERS	23
STATUTORY RIGHT OF RESCISSION	24
CERTIFICATE OF THE CORPORATION	I
CERTIFICATE OF THE PROMOTERS	II

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NOTICE TO READER

About this Short Form Base Shelf Prospectus Supplement

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of this Offering. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. The Corporation has not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Corporation is not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus were obtained from market research, publicly available information and industry publications. The Corporation believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Corporation has not independently verified such information, and does not make any representation as to the accuracy of such information.

In the Shelf Prospectus and this Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "mCloud" or the "Corporation", refer to mCloud Technologies Corp. together with its subsidiaries.

Forward-Looking Information

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward- looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Corporation's business to new geographic areas, including China, Southeast Asia, Continental Europe, the Middle East, Australia and Africa;

•	the Corporation's anticipated completion of any announced proposed acquisitions, specifically the proposed acquisition of Kanepi Group Pty Ltd. ("kanepi");

•	the performance of the Corporation's business and operations;

•	the intention to grow the business and operations of the Corporation;

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•	expectations with respect to the advancement of the Corporation's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation's existing customer base;

•	the acceptance by customers and the marketplace of the Corporation's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation's business and the markets and jurisdictions in which the Corporation operates;

•	the Corporation’s proposed use of the net proceeds of the Offering;

•	the ability to obtain capital;

•	the competitive and business strategies of the Corporation;

•	FIRB (as hereinafter defined) approval of kanepi;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Corporation's annual information form dated June 24, 2020 (the "AIF"). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation's existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

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•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;

•	key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and

•	general economic conditions and global events including the impact of COVID-19.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors" in the Shelf Prospectus or this Prospectus Supplement.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in the Prospectus Supplement are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation's profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:

(a)	the AIF;

(b)	the amended audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2019, together with the notes thereto and the report of independent auditors thereon (the "Annual Financial Statements");

(c)	the management's discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the notes thereto and the report of independent auditors thereon (the "2018 Annual Financial Statements");

(e)	the amended unaudited interim financial statements of the Corporation as at and for the three month period ended March 31, 2020, together with the notes thereto (the "Interim Financial Statements");

(f)	the amended and restated management's discussion and analysis of the Corporation relating to the Interim Financial Statements;

(g)	the material change report dated July 8, 2020 regarding the completion of an underwritten offering of units of the Corporation;

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(h)	the material change report dated June 25, 2020 regarding the execution of a share purchase agreement with kanepi to acquire all the issued and outstanding capital of kanepi (the "kanepi Acquisition");

(i)	the material change report dated April 28, 2020 regarding the filing of the final base shelf prospectus of the Corporation dated April 17, 2020;

(j)	the material change report dated February 6, 2020 regarding the closing of the acquisition of Construction System Associates, Inc. by the Corporation;

(k)	the material change report dated February 6, 2020 regarding the closing of the final tranche a non-brokered offering of special warrants;

(l)	the material change report dated January 24, 2020 regarding the closing of a brokered offering of special warrants;

(m)	the refiled business acquisition report dated April 28, 2020 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro BAR"); and

(n)	the management information circular of the Corporation dated May 14, 2019 distributed in connection with the annual and special meeting of shareholders of the Corporation held on June 12, 2019 (the "2019 Circular"), other than any statement contained in the 2019 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2019 Circular modifies or supersedes such a statement contained in the 2019 Circular.

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.

Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

Any statement contained in the Shelf Prospectus or this Prospectus Supplement, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) used by the Underwriters in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation's profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

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PRINCIPAL SECURITYHOLDERS

To the knowledge of management, after due inquiry, subsequent to the Offering, no person will be the direct or indirect beneficial owner of, or exercise control or direction over, more than 10% of the Common Shares. See "Promoters".

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of "Universal Ventures Subco Inc." and "mCloud Corp.". The amalgamated entity, "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Corporation.

On October 13, 2017, the Corporation changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 – Initial Listing Requirements) under the new symbol "MCLD". The Corporation has previously traded on the TSXV under the symbol "UN". On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol "MCLDF". The Corporation subsequently changed its name to "mCloud Technologies Corp." on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS

Summary Description of Business

The Corporation provides asset management solutions that take advantage of commercial internet of things ("IoT") sensors, the cloud, and artificial intelligence ("AI") in an effort to make energy assets, including heating, ventilation, and air conditioning units, wind turbines, and gas compressors more efficient.

Through the use of AI, the Corporation is endeavouring to solve some of the world's most challenging energy problems, including:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•	optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

The Corporation delivers end-to-end asset management solutions through its AssetCare platform. The Corporation offers AssetCare as a Software-as-a-Service ("SaaS") commercial offering. AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing various sources of asset performance data in the cloud where AI is applied in an effort to optimize asset health and performance.

The delivery of AssetCare provides customers access to cloud-based analytics and management dashboards designed to enable continuous access to actionable insights that drive better asset management decisions. Field maintainers and operators have access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations and mixed reality.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Corporation has completed since 2017. Each acquisition has been completed to provide a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform is intended to extend the solution suite to the creation of ever-increasing customer value.

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The Corporation operates a single unified AssetCare offering, which serves three principal markets:

1)	Smart Facilities, which includes quick service restaurants, small-box retailers, financial service institutions, shopping centres and similar commercial spaces. In this business, AssetCare is applied to improve the energy efficiency of these buildings, primarily through the application of AI and analytics to drive efficient use of HVAC and lighting.

2)	Smart Energy, which includes wind farms and power/utility sites operating distribution transformers. In this business, AssetCare applies AI and analytics to improve the production yield and availability of wind turbines and to extend the lifespan of mid-life transformers used throughout domestic power grid infrastructure.

3)	Smart Process Industries, which includes process assets such as gas compressors, valves, wells and control systems used in oil and gas, petrochemical and pipeline facilities. In this business, AssetCare optimizes hydrocarbon production and provides facility managers with access to crucial intelligence needed for safe operation of these sites, including alarm management, loop tuning and management of change capabilities.

In all three markets, the Corporation uses a commercial SaaS business model to distribute AssetCare. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are amortized across the lifetime of the initial subscription period.

Brokered Offering

On July 6, 2020, the Corporation issued a total of 3,150,686 units of the Corporation at an issue price of $3.65 per unit for aggregate gross proceeds of $11,500,003 (the "Brokered Offering"). Each unit consisted of one Common Share and one-half one Common Share purchase warrant of the Corporation. Each whole Common Share purchase warrant is exercisable for one Common Share at an exercise price of $4.75 per Common Share, subject to adjustment in certain events. The Brokered Offering was underwritten by a syndicate of lenders co-lead by Raymond James Ltd. and Eight Capital Corp. and included Gravitas Securities Inc. and Paradigm Capital Inc. (the "Underwriters"). The Underwriters were paid a cash fee equal to 7% of the gross proceeds raised under the Brokered Offering.

kanepi Acquisition

The Corporation executed a share purchase agreement on June 25, 2020 to acquire all the issued and outstanding capital of kanepi. The closing of the kanepi Acquisition will occur upon the completion of certain closing conditions.

kanepi provides advanced visual analytics solutions for industrial operations of asset intensive industries. kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore Floating Production Storage and Offloading (FPSOs), Liquefied Natural Gas (LNG), and mining facilities.

The core technologies from kanepi are ready to be integrated into mCloud’s AssetCare cloud platform. Working prototypes have been well received by mCloud customers in North America. The kanepi technology is applicable to all AssetCare offerings, including the Corporation’s Connected Worker solution on RealWear headsets. The integration of kanepi's technology is expected to grow mCloud’s ability to potentially connect workers in Australia, Africa, and Southeast Asia.

The Corporation intends to use $4,697,500 (which is equivalent to AUD$5,000,000 based on the Bank of Canada Australian Dollar/Canadian Dollar daily exchange rate on June 23, 2020 of 0.9395) of the net proceeds of the Brokered Offering in order to satisfy the aggregate cash consideration payable by the Corporation on completion of the kanepi Acquisition (the "Closing Cash Consideration"). See "Use of Proceeds". In addition to the Closing Cash Consideration, the Corporation will issue such number of Common Shares (the "Consideration Shares") as is equal to AUD$7,000,000 based on a price per share equal to the volume weighted average trading price of the Common Shares on the TSXV for the 15 trading days immediately prior to the closing date of the kanepi Acquisition, subject to compliance with the policies of the TSXV. All Consideration Shares will be subject to a 30 month lock-up, with 25% of the Consideration Shares released from the lock-up on the 12, 18, 24 and 30 month anniversaries of the closing date.

In addition, subject to kanepi earning AUD$10,000,000 of revenue during the 12 month period following closing or AUD$14,000,000 of revenue during the 24 month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Corporation will potentially pay two additional payments to the sellers of AUD$1,000,000 million each (the "Earn-out Payments"). If earned, fifty percent of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of Common Shares based on a price per share equal to the volume weighted average trading price of the Common Shares on the TSXV for the 15 trading days immediately prior to the date on which the applicable earn-out condition is satisfied. No recipient of consideration under the kanepi Acquisition is currently an insider. See "Risk Factors - Risks Relating to the kanepi Acquisition" in this Prospectus Supplement.

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USE OF PROCEEDS

The Corporation intends to use the net proceeds of the Offering for general corporate and working capital purposes.

Of the net proceeds raised under the Brokered Offering, the Corporation estimates that $4,697,500 of the net proceeds of the Brokered Offering will be used to satisfy the Closing Cash Consideration payable under the terms of the kanepi Acquisition. See "Summary Description of the Corporation's Business – kanepi Acquisition". A portion of the net proceeds of the Brokered Offering may also be used to satisfy the cash portion of the Earn-out Payments pursuant to the kanepi Acquisition, if applicable.

The Corporation has ongoing long term debt obligations in which $1,175,000 is payable by the Corporation as blended principal and interest per quarter. The net proceeds of the Offering, and the remaining net proceeds of the Brokered Offering, may be utilized to satisfy such long term debt obligations and for general corporate and working capital purposes. No more than 10% of the net proceeds of the Offering will be utilized to acquire assets, for research and development or will be paid to insiders of the Corporation.

Pending the use of the net proceeds of the Offering as set forth herein, the Corporation may invest all or portion of the remaining proceeds in short-term, high quality, interest bearing corporate, government-issued or government-guaranteed securities.

While the Corporation currently intends to use the net proceeds of the Offering and, if applicable, the Brokered Offering, for the purposes set out herein, it has discretion in the actual application of such proceeds, and may elect to use such proceeds differently than as described herein, if the Corporation believes it is in its best interests to do so. The amounts and timing of the actual expenditures will depend on numerous factors, including any unforeseen cash needs. See "Risk Factors" in this Prospectus Supplement.

The Corporation had negative operating cash flow for its most recent interim financial period and financial year. To the extent the Corporation has negative cash flows in future periods, the Corporation may use a portion of its general working capital to fund such negative cash flow. See "Risk Factors" in this Prospectus Supplement.

Previous Financing

On April 28, 2020, the Corporation filed a prospectus supplement ("Previous Supplement") to its Shelf Prospectus to qualify the distribution of Common Shares and Common Share purchase warrants underlying previously issued special warrants of the Corporation (the "Special Warrant Financing"). On April 28, 2020, the Corporation had $4,523,966 net proceeds remaining from the Special Warrant Financing. In the Previous Supplement, the Corporation disclosed that the remaining net proceeds from the Special Warrant Financing would be used to satisfy long term debt obligations of the Corporation in the amount of $1,175,000 of blended principal and interest per quarter. As of the date hereof, the Corporation has used the remaining net proceeds from Special Warrant Financing for working capital purposes and to retire certain long term debt obligations of the Corporation, in line with the disclosure contained in the Previous Supplement.

SHARE STRUCTURE

As of the date of this Prospectus Supplement, the authorized capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 23,723,654 Common Shares are issued and outstanding.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Corporation's capitalization as at March 31, 2020 (i) before giving effect to the Offering and (ii) after giving effect to the Offering, assuming no exercise of Unit Warrants.

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Share Capital	As at March 31, 2020 before giving effect to the Offering	As at March 31, 2020 after giving effect to the Offering
Common Shares	16,565,174	17,661,064
Warrants to purchase Common Shares(1)	5,338,316	5,888,261
Options Issued Pursuant to the Equity Incentive Plan(2)	894,483	894,483
Restricted Share Units Issued Pursuant to the Equity Incentive Plan	470,370	470,370
Convertible Debentures ($100 per Convertible Debenture) (3)	234,575	234,575

Notes:

(1)	Each warrant is exercisable for one Common Share.
(2)	Each option is exercisable for one Common Share.
(3)	The principal amount of convertible debentures of $23,457,500 is convertible into units of the Corporation at a conversion price of $5.00 per unit. Each unit will consist of one Common Share and one Common Share purchase warrant.

The table above does not include the effect of the following material transactions, which occurred after March 31, 2020:

•	On April 29, 2020, the Corporation filed the Previous Prospectus to qualify the distribution of units underlying previously issued special warrants of the Corporation in the Special Warrant Financing, pursuant to which the special warrants of the Corporation were automatically converted into units of the Corporation on May 4, 2020 ("Special Warrant Conversion"). Pursuant to the Special Warrant Conversion, 3,332,875 special warrants were converted into 3,666,162 units of the Corporation, with each unit consisting of one Common Share and one-half of one Common Share purchase warrant of the Corporation. Each whole Common Share purchase warrant is exercisable for one Common Share until January 14, 2025 at an exercise price of $5.40 per Common Share, subject to adjustment in certain events;

•	On May 14, 2020, the Corporation completed its acquisition of certain assets of Airfusion, Inc., pursuant to which the Corporation issued an aggregate of 200,000 Common Shares as share consideration; and

•	On July 6, 2020, the Corporation completed the Brokered Offering, pursuant to which the Corporation issued an aggregate of 3,150,686 Common Shares and 1,575,343 Common Share purchase warrants. See "Summary Description of the Corporation's Business – Brokered Offering".

PRIOR SALES

Other than as set forth in the following table, or as otherwise disclosed in the accompanying Shelf Prospectus, the Corporation has not sold or issued any Common Shares or securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement. All numbers below are presented after giving effect to the Corporation's 10:1 Common Share consolidation on December 12, 2019.

	Number of Securities	Issue Price Per Security
Common Shares
July 26, 2019	150,000	$3.95
August 16, 2019	1,166	N/A(1)
September 5, 2019	15,000	$4.30
September 10, 2019	79	$3.50
September 12, 2019	1,952	$3.50
September 13, 2019	17,028	$3.50
September 16, 2019	1,862	$3.50
September 17, 2019	13,910	$3.50
September 18, 2019	32,900	$4.50
September 20, 2019	116,735	$4.50
September 20, 2019	827	$3.50
September 21, 2019	20,300	$4.50
September 23, 2019	7,746	$3.50
September 23, 2019	20,000	$4.50
October 15, 2019	833	N/A(1)
November 6, 2019	3,745	$3.50

S-10

	Number of Securities	Issue Price Per Security
November 18, 2019	28,571	$4.50
November 21, 2019	40,000	$4.50
November 29, 2019	8,470	$4.00
November 29, 2019	2,340	$3.50
December 3, 2019	13,300	$4.50
December 9, 2019	1,050	$3.50
December 9, 2019	8,112	$4.00
December 18, 2019	2,916	$3.50
December 18, 2019	43,575	$4.50
December 20, 2019	4,557	$4.50
December 31, 2019	9,547	$3.50
January 7, 2020	31,250	$5.00
January 16, 2020	10,600	$4.50
January 16, 2020	17,500	$3.50
January 16, 2020	4,166	N/A(1)
January 24, 2020	380,210	$5.81
January 28, 2020	3,416	$3.50
January 28, 2020	8,500	$4.50
January 31, 2020	10,000	$5.00
February 3, 2020	14,869	$3.50
February 3, 2020	47,785	$4.50
February 3, 2020	833	N/A(1)
February 12, 2020	12,250	$4.50
February 12, 2020	26,288	$3.50
February 12, 2020	5,870	$5.00
February 14, 2020	10,695	$3.50
February 14, 2020	750	$5.00
February 18, 2020	3,125	$5.00
February 20, 2020	50,000	$4.50
February 20, 2020	22,500	$4.50
February 20, 2020	11,330	$3.50
February 24, 2020	22,292	$3.50
February 26, 2020	4,500	$4.50
March 4, 2020	6,760	$3.50
March 4, 2020	7,500	$4.50
March 6, 2020	2,857	$4.50
March 23, 2020	540	$3.50
May 4, 2020	3,666,162	$4.72
May 14, 2020	200,000	$4.18
May 22, 2020	42,706	$3.50
May 24, 2020	8,333	N/A(1)
May 28, 2020	97,297	N/A(1)
June 9, 2020	462	$3.50
June 10, 2020	1,167	N/A(1)
June 12, 2020	3,300	N/A(1)
July 6, 2020	3,150,686	$3.65

Notes:
(1)	Issued pursuant to vesting of restricted share units of the Corporation.

Warrants to Purchase Common Shares	Number of Securities	Exercise Price Per Security
June 28, 2019	1,400	$5.00
June 28, 2019	2,800	$5.00
June 28, 2019	2,100	$5.00
June 28, 2019	3,920	$5.00
July 10, 2019	826	$5.00
May 4, 2020	1,883,081	$5.40

S-11

Convertible Debentures	Principal Amount of Securities	Conversion Price Per Security
June 28, 2019	$1,740,000	$5.00
July 10, 2019	$5,108,500	$5.00
July 6, 2020	1,575,343	$4.75

	Number of Securities	Exercise Price Per Security

Options Issued Pursuant
to the Equity Incentive
Plan June 25, 2019	15,000	$3.50
June 27, 2019	200,000	$3.50
July 8, 2019	20,000	$3.80
July 19, 2019	204,800	$3.75
August 21, 2019	25,000	$3.65
August 21, 2019	7,500	$3.70
September 27, 2019	40,000	$4.15
October 24, 2019	112,500	$4.30
October 24, 2019	15,000	$4.00
October 24, 2019	15,000	$3.95
October 24, 2019	25,000	$3.90
March 31, 2020	10,000	$4.25
April 6, 2020	25,000	$4.20

	Number of Securities	Exercise Price Per Security

Restricted Share Units
Issued Pursuant to the
Equity Incentive Plan
October 24, 2019	137,500	N/A
March 27, 2020	10,000	N/A
March 31, 2020	10,000	N/A
April 15, 2020	20,000	N/A
May 1, 2020	30,297	N/A

	Number of Securities	Exercise Price Per Security

Special Warrants
January 14, 2020	2,875,000	N/A
January 23, 2020	32,000	N/A
January 27, 2020	425,875	N/A

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSXV under the symbol "MCLD" and on the OTCQB under the symbol "MCLDF". The monthly high and low trading volumes and the monthly volume for the Common Shares on the TSXV for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:

	High ($)	Low ($)	Volume
June 2019	3.95	3.45	2,910,970
July 2019	4.20	3.65	2,909,360
August 2019	4.20	3.50	4,088,660
September 2019	4.70	3.90	6,024,620
October 2019	4.50	3.85	2,686,990
November 2019	5.10	4.20	3,427,880
December 2019	4.95	3.95	1,805,150
January 2020	6.50	4.90	867,860

S-12

February 2020	6.48	5.05	586,252
March 2020	5.99	3.50	777,132
April 2020	4.80	3.95	396,771
May 2020	4.75	4.02	959,550
June 2020	4.34	3.5	1,177,600
July 1 – July 10, 2020	3.66	3.01	728,320

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus Supplement qualifies the distribution of: (i) 1,095,890 Units; and (ii) Warrant Shares issuable from time to time, until the date that is five years following the closing of the Offering, on exercise of the Unit Warrants.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Unit Warrants

The Unit Warrants issued under the Offering will be governed by the warrant certificate to be issued by the Corporation to purchasers under the Offering (the "Warrant Certificate"). The following description is subject to the detailed provisions of the Warrant Certificate. Reference should be made to the Warrant Certificate for the full text of attributes of the Unit Warrants.

The Units will not be certificated and the Common Shares and the Unit Warrants comprising the Units will separate immediately upon the issuance of the Units. Each Unit Warrant will entitle the holder to acquire one Warrant Share at an exercise price of $4.75 until the date that is five years following the closing of the Offering, after which time the Unit Warrants will be void and of no value.

The Unit Warrants will be issued only in certificated form and may be exercised by the holder thereof by such holder submitting the subscription form attached to the Warrant Certificate to the Corporation.

The Warrant Certificate will provide that the share ratio and Exercise Price will be subject to adjustment, as applicable, in the event of: (i) a subdivision, consolidation or distribution of Common Shares (or securities exchangeable therefor) to substantially all of the holders of Common Shares of the Corporation; (ii) an issuance of rights, options or warrants (a "Rights Offering") to substantially all of the holders of the Common Shares of the Corporation; (iii) a distribution to substantially all of the holders of Common Shares of the Corporation (a) securities of any class, (b) rights, options or warrants (other than pursuant to a Rights Offering), (c) evidence of indebtedness, (d) any property or other assets; and (iv) a capital reorganization or a consolidation, amalgamation, arrangement or merger of the Corporation with or into another entity.

No adjustment of the Exercise Price will be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price.

The Warrant Certificate will also provide that, during the period in which the Unit Warrants are exercisable, it will give notice to holders of its intention to fix a record date for any of the foregoing adjustments not less than 14 days prior to such record date.

S-13

There is no market through which the Unit Warrants may be sold and purchasers may not be able to resell securities distributed under this Prospectus Supplement. This may affect pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Unit Warrants, and the extent of issuer regulation. See "Risk Factors" in this Prospectus Supplement.

Prior to the exercise of their Unit Warrants, holders of Unit Warrants will not have any of the rights of holders of Common Shares issuable upon exercise of the Unit Warrants.

PLAN OF DISTRIBUTION

The Corporation has agreed to sell the Units at a price of $3.65 per Unit, payable in cash to the Corporation against delivery of such Units. The Offering is being made in the province of British Columbia. Subject to applicable law, Units may be offered outside of Canada. No underwriting discounts or commissions will be paid with respect to these distributions.

The Units, the Unit Shares, Unit Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of states in the United States and, subject to certain exemptions from registration under the U.S. Securities Act and applicable state securities laws, may not be offered or sold in the United States. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Units to persons in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration provisions of the U.S. Securities Act unless made otherwise than in accordance with an exemption from the registration requirements under the U.S. Securities Act and similar exemptions under applicable state securities laws.

The Offering Price and the Exercise Price were determined by the board of directors of the Corporation based on the market price for the securities and in accordance with the policies of the TSXV. Subscriptions for the Units will be received, subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

The Corporation has applied to list the Unit Shares, the Warrants and the Warrant Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the requirements of the TSXV.

RISK FACTORS

Risks Relating to the kanepi Acquisition

The Corporation may not be able to complete the kanepi Acquisition.

The kanepi Acquisition is subject to normal commercial risk that it may not be completed on the terms negotiated or at all. The Corporation intends to use a portion of the net proceeds from the Brokered Offering to satisfy the Closing Cash Consideration payable to the sellers of kanepi upon closing of the kanepi Acquisition. The closing of the kanepi Acquisition is subject to the completion of other closing conditions and conditions precedent. There is no guarantee that such closing conditions and conditions precedent will be met, obtained or waived and there is no definitive assurance that the kanepi Acquisition will be completed as anticipated.

Integration risks and costs.

The kanepi Acquisition will combine the businesses of two previously non-related companies. Integration efforts in connection with the kanepi Acquisition may place significant demands on managerial, operations and financial personnel. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology as a result of the kanepi Acquisition, the Corporation's ability to service its clients may be affected, which may adversely affect the Corporation’s business, results of operations and financial condition. The success of the Corporation’s integration efforts in connection to the kanepi Acquisition will depend, in part, on the integration of kanepi's technologies into mCloud's AssetCare solution, which cannot be guaranteed to be completed in an effective or efficient manner, if at all.

S-14

Potential undisclosed liabilities and capital expenditures associated with the kanepi Acquisition.

kanepi may have current or future liabilities of which the Corporation is unaware, including liabilities such as potential liability claims that the Corporation did not identify or was unable to accurately quantify in the course of its due diligence. The Corporation may not be indemnified for all liabilities of this nature. In addition, there may be required capital expenditures that the Corporation did not identify or accurately quantify in the course of its due diligence.

Undisclosed liabilities or unexpected required capital expenditures may materially adversely affect the business, results of operations and financial condition of the combined businesses of kanepi and mCloud.

Australian foreign investment review.

In late March, the Treasurer of Australia announced temporary changes to Australia's foreign investment review framework in response to the COVID-19 crisis. These new measures lowered the monetary screening thresholds for transactions that need to be notified to the Australian Foreign Investment Review Board ("FIRB"), aiming to prevent the sale of Australian assets to foreign investors which could harm economic security and the viability of critical sectors. As a result of these new measures, all foreign investments which are subject to the Australian Foreign Acquisitions and Takeovers Act 1975 ("FATA"), including the kanepi Acquisition, now require FIRB approval, regardless of monetary value (subject to certain limited exceptions), and the statutory review period for assessing applications for FIRB approval has been increased from 30 days to up to six months. The effect of this change is that all foreign investments (other than those exempt by the FATA) will require FIRB approval, regardless of the value of the investment or the nature of the investor. Consequently, completion of the kanepi Acquisition is subject to receipt of FIRB Approval, and there is no assurance that such approval will be obtained in a timely fashion or at all. If FIRB Approval is not obtained, the kanepi Acquisition cannot be completed.

Risks Relating to the Corporation

The Units are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Units should consider carefully the information set out in the Shelf Prospectus and this Prospectus Supplement and the risks incorporated by reference therein and herein, including those risks identified and discussed under the heading "Risk Factors" in the AIF. These risks are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of these risks actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider these risks and the other information elsewhere in this Prospectus Supplement and consult with their professional advisors to assess any investment in the Corporation.

A positive return on securities is not guaranteed.

There is no guarantee that the Units will earn any positive return in the short term or long term. A holding of Units is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Units is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Corporation has broad discretion to use the net proceeds of the Offering.

The Corporation intends to use the net proceeds of the Offering to achieve its stated business objectives as set forth under "Use of Proceeds" in this Prospectus Supplement. The Corporation maintains broad discretion to spend the net proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of such proceeds. Management may use such proceeds in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. The application of such proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply such proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares and Unit Warrants on the open market.

S-15

The Corporation may sell or issue additional Common Shares or other securities resulting in dilution.

The Corporation may sell additional Common Shares or other securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation's Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation's Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation's quarterly results of operations;
•	recommendations by securities research analysts;
•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;
•	addition or departure of the Corporation's executive officers and other key personnel;
•	release or expiration of transfer restrictions on outstanding Common Shares;
•	sales or perceived sales of additional Common Shares;
•	operating and financial performance that vary from the expectations of management, securities analysts and investors;
•	regulatory changes affecting the Corporation's industry generally and its business and operations;
•	announcements of developments and other material events by the Corporation or its competitors;
•	fluctuations to the costs of vital production materials and services;
•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;
•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;
•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and
•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

S-16

Negative cash flow from operations.

The Corporation's cash and cash equivalents as at May 31, 2020 was approximately $3,036,746. As at May 31, 2020, the Corporation's working capital was approximately $3,817,162. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities.

Sufficiency of capital.

Should the Corporation's costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force majeure events – COVID-19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares and Unit Warrants. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation's products as well as the Corporation’s ability to collect outstanding receivables from its customers. It is possible that the Corporation may be required to temporarily close one or more of its facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation’s financial results and operations is uncertain. It is possible, however, that the Corporation’s business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

No market For Unit Warrants.

There is currently no market through which the Unit Warrants may be sold and the Corporation does not expect such a market to develop. The Unit Warrants will not be listed on any exchange. As a consequence, holders of Unit Warrants may not be able to resell their Unit Warrants acquired pursuant to the Offering. This may affect the pricing of the Unit Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

INTERESTS OF EXPERTS

The Annual Financial Statements incorporated by reference in this Prospectus Supplement have been audited by the Corporation's auditor, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3. KPMG LLP are independent of the Corporation in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The 2018 Annual Financial Statements incorporated by reference in this Prospectus Supplement have been audited by the Corporation's former auditor, MNP LLP, located at 1500, 640 - 5th Avenue SW Calgary, AB T2P 3G4. MNP LLP is independent of the Corporation within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Alberta.

S-17

PricewaterhouseCoopers LLP, located at 250 Howe Street, Suite 1400, Vancouver, British Columbia, V6C 3S7, is the former auditor of Autopro Automation Consultants Ltd. and reported on Autopro Automation Consultants Ltd.'s audited financial statements for the year ended July 31, 2018, which are attached to the Autopro BAR filed on SEDAR. PricewaterhouseCoopers LLP is independent of Autopro Automation Consultants Ltd. within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3, are independent of the Corporation in accordance with the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

The transfer agent and registrar in respect of the Common Shares is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus Supplement will be passed upon on our behalf by Owens Wright LLP. The partners and associates of Owens Wright LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

PROMOTERS

Russel McMeekin, Michael A. Sicuro and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation. Other than as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2019 Circular, each of which can be found on the Corporation's profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin, Michael A. Sicuro, or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus Supplement, the Shelf Prospectus, the AIF, or the 2019 Circular, no asset has been acquired within the Corporation's two most recently completed financial years or during the Corporation's current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin, Michael A. Sicuro or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 625,540 Common Shares, representing 3.0% of the issued and outstanding Common Shares, Michael A. Sicuro beneficially owns, controls or directs, 557,039 Common Shares, representing 2.6% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 539,722 Common Shares, representing 2.6% of the issued and outstanding Common Shares.

S-18

STATUTORY RIGHT OF RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the purchase price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the purchase price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of Warrants ( including the Unit Warrants comprised in the Units) investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the Unit Warrants are offered to the public under the Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

SC-1

CERTIFICATE OF THE CORPORATION

Date:        July 13, 2020

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the province of British Columbia.

By: (Signed) Russel McMeekin	By: (Signed) Chantal Schutz
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors:

By: (Signed) Michael A. Sicuro	By: (Signed) Costantino Lanza
Director	Director

SC-2

CERTIFICATE OF THE PROMOTERS

Date:        July 13, 2020

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of the province of British Columbia.

By: (Signed) Russel McMeekin		By: (Signed) Michael A. Sicuro
Promoter		Promoter

By: (Signed) Costantino Lanza
Promoter

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada and Nunavut that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. Person (as such terms are defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from mCloud Technologies Corp. at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 telephone, (604) 669-9973, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS FOR NUNAVUT

AMENDED AND RESTATED SHORT FORM BASE SHELF PROSPECTUS FOR THE PROVINCES OF CANADA AMENDING AND RESTATING THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 17, 2020

New Issue	April 28, 2020

mCloud Technologies Corp.

$200,000,000

COMMON SHARES PREFERRED SHARES DEBT SECURITIES SUBSCRIPTION RECEIPTS WARRANTS

UNITS

mCloud Technologies Corp. (the "Corporation" or "mCloud") may from time to time offer and issue the following securities: (i) common shares ("Common Shares"); (ii) preferred shares of any series ("Preferred Shares"); (iii) senior or subordinated secured or unsecured debt securities (collectively, "Debt Securities"), including debt securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts ("Subscription Receipts"); (v) warrants ("Warrants"); and (vi) units comprised of one or more of the other securities described in this Prospectus ("Units", and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), having an aggregate offering price of up to $200,000,000, during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

- ii -

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Preferred Shares, the designation of the particular series, aggregate principal amount, the number of Preferred Shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, Debt Securities or other Securities, as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Corporation in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

The outstanding Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "MCLD" and also trade on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "MCLDF". There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The Corporation's head and registered offices are located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8.

The Securities are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of Securities. See "Notice to Readers – Forward-Looking Information" and "Risk Factors" in this Prospectus and in the AIF (as defined herein).

- iii -

Russel McMeekin (President, Chief Executive Officer, Director and Promoter of the Corporation), Michael Allman (Director of the Corporation), Michael A. Sicuro (Secretary, Director and Promoter of the Corporation), Costantino Lanza (Chief Growth Officer, Director and Promoter of the Corporation) and Elizabeth MacLean (Director of the Corporation) reside outside of Canada and each has appointed Owens Wright LLP, Suite 300, 20 Holly Street, Toronto, Ontario, M4S 3B1, as his or her agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS

NOTICE TO READERS	2
CURRENCY PRESENTATION AND FINANCIAL INFORMATION	4
TRADEMARK AND TRADE NAMES	4
DOCUMENTS INCORPORATED BY REFERENCE	4
THE CORPORATION	6
SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS	6
SHARE STRUCTURE	7
CONSOLIDATED CAPITALIZATION	7
EARNINGS COVERAGE RATIOS	8
USE OF PROCEEDS	8
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
OTHER MATTERS RELATING TO THE SECURITIES	16
PLAN OF DISTRIBUTION	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
PRIOR SALES	19
TRADING PRICE AND VOLUME	19
RISK FACTORS	19
EXEMPTIVE RELIEF	22
PROMOTERS	22
INTERESTS OF EXPERTS	23
AUDITORS, TRANSFER AGENT AND REGISTRAR	23
LEGAL MATTERS	23
STATUTORY RIGHT OF RESCISSION	24
CERTIFICATE OF THE CORPORATION	I
CERTIFICATE OF THE PROMOTERS	II

NOTICE TO READERS

About this Short Form Base Shelf Prospectus

An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Corporation's website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and/or Units. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.

The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "mCloud" or the "Corporation", refer to mCloud Technologies Corp. together with our subsidiaries on a consolidated basis.

Market and Industry Data

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed. None of these third party sources has provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, this Prospectus.

Forward-Looking Information

This Prospectus contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information relating to:

•	the expansion of the Corporation's business to new geographic areas, including China, Southeast Asia, Continental Europe and the Middle East;

•	the Corporation's anticipated completion of any announced proposed acquisitions;

•	the performance of the Corporation's business and operations;

•	the intention to grow the business and operations of the Corporation;

•	expectations with respect to the advancement of the Corporation's products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Corporation's existing customer base;

•	the acceptance by customers and the marketplace of the Corporation's products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Corporation's products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Corporation's business and the markets and jurisdictions in which the Corporation operates;

•	the ability to obtain capital;

•	sufficiency of capital; and

•	general economic, financial market, regulatory and political conditions in which the Corporation operates.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 27 to 40 of the Corporation's annual information form dated October 31, 2019. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus, the Corporation has made certain assumptions, including, but not limited to:

•	the Corporation will be able to successfully consolidate acquired businesses with the Corporation's existing operations;

•	the Corporation will be able to incorporate acquired technologies into its AssetCare platform;

•	the Corporation will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Corporation following the completion of an acquisition;

•	the Corporation will continue to be in compliance with regulatory requirements;

•	the Corporation will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; and

•	key personnel will continue their employment with the Corporation and the Corporation will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus are made as of the date of this Prospectus. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.

A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled "Risk Factors" in this Prospectus.

CURRENCY PRESENTATION AND FINANCIAL INFORMATION

Unless otherwise indicated, all references to monetary amounts in Prospectus are denominated in Canadian dollars. The financial statements of the Corporation incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards.

TRADEMARK AND TRADE NAMES

This Prospectus includes, or may include, trademarks and trade names that are protected under applicable intellectual property laws and are the property of the Corporation. Solely for convenience, our trade-marks and trade names referred to in this Prospectus may appear without the ® or ™ symbols, or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, and trade names.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation's profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus:

(a)	the annual information form of the Corporation for the financial year ended December 31, 2018 dated October 31, 2019 (the "AIF");

(b)	the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the notes thereto and the report of independent auditors thereon (the "Annual Financial Statements");

(c)	management's discussion and analysis of the Corporation relating to the Annual Financial Statements;

(d)	the amended and restated unaudited interim financial statements of the Corporation as at and for the nine month period ended September 30, 2019, together with the notes thereto (the "Interim Financial Statements");

(e)	the amended and restated management's discussion and analysis of the Corporation relating to the Interim Financial Statements;

(f)	the material change report dated April 28, 2020 regarding the filing of the final base shelf prospectus of the Corporation dated April 17, 2020;

(g)	the material change report dated February 6, 2020 regarding the closing of the acquisition of Construction System Associates, Inc. by the Corporation;

(h)	the material change report dated February 6, 2020 regarding the closing of the final two tranches of the special warrant brokered private placement of the Corporation (the "Special Warrant Financing");

(i)	the material change report dated January 24, 2020 regarding the closing of the first tranche of the Special Warrant Financing;

(j)	the material change report dated August 9, 2019 regarding the announcement that the Corporation had entered into a credit facility with Integrated Private Debt Fund VI LP;

(k)	the material change report dated July 12, 2019 regarding the closing of the final tranche of the convertible debenture non- brokered private placement of convertible debentures of the Corporation (the "Debenture Financing");

(l)	the material change report dated July 12, 2019 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro Acquisition");

(m)	the material change report dated June 24, 2019 regarding the closing of the first tranche of the Debenture Financing;

(n)	the material change report dated May 24, 2019 updating the status of the delay in filing the Annual Financial Statements and management's discussion and analysis relating to the Annual Financial Statements of the Corporation ("Annual Filings");

(o)	the material change report dated May 9, 2019 outlining the delay in filing the Annual Filings and disclosing the management cease trade order issued by British Columbia Securities commission in regard to the Annual Filings;

(p)	the refiled business acquisition report dated April 28, 2020 regarding the acquisition by the Corporation of Autopro Automation Consultants Ltd. (the "Autopro BAR"); and

(q)	the management information circular of the Corporation dated May 14, 2019 distributed in connection with the annual and special meeting of shareholders of the Corporation held on June 12, 2019 (the "2019 Circular"), other than any statement contained in the 2019 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2019 Circular modifies or supersedes such a statement contained in the 2019 Circular.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions ("NI 44-101") to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.

Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements will be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

THE CORPORATION

The Corporation is incorporated under the Business Corporations Act (British Columbia). The head office of the Corporation is located at 550-510 Burrard St., Vancouver, British Columbia, V6C 3A8 and the registered office is located at 2686 Point Grey Rd., Vancouver, BC, V6K 1A5, Canada.

The Corporation was incorporated on December 21, 2010 pursuant to the Business Corporations Act (British Columbia). On April 21, 2017, the Corporation entered into a merger agreement, pursuant to which the Corporation acquired all of the issued and outstanding securities of mCloud Corp. by way of a reverse triangular merger of "Universal Ventures Subco Inc." and "mCloud Corp.". The amalgamated entity, "Universal mCloud USA Corp.", continued as a wholly-owned subsidiary of the Corporation (the "Transaction").

On October 13, 2017, the Corporation changed its name from "Universal Ventures Inc." to "Universal mCloud Corp.", and on October 18, 2017, the Corporation began trading on the TSXV as a Tier 2 Technology Issuer (as defined in TSXV Policy 2.1 – Initial Listing Requirements) under the new symbol "MCLD". The Corporation has previously traded on the TSXV under the symbol "UN". On May 18, 2018, the Corporation also began trading on the OTCQB under the symbol "MCLDF". The Corporation subsequently changed its name to "mCloud Technologies Corp." on October 23, 2019.

SUMMARY DESCRIPTION OF THE CORPORATION'S BUSINESS

Summary Description of Business

The Corporation provides asset management solutions that take advantage of commercial internet of things ("IoT") sensors, the cloud, and artificial intelligence ("AI") in an effort to make energy assets, including heating, ventilation, and air conditioning units, wind turbines, and gas compressors more efficient.

Through the use of AI, the Corporation is endeavouring to solve some of the world's most challenging energy problems, including:

•	curbing wasted energy while improving occupant comfort in commercial facilities through AI-powered adaptive control;

•	maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance; and

•	optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities, through continuous AI-powered advisory and assistance to process operators in the field.

The Corporation delivers end-to-end asset management solutions through its AssetCare platform. The Corporation offers AssetCare as a Software-as-a-Service ("SaaS") commercial offering. AssetCare collects real-time and historical data through the use of IoT sensors and direct connection to industrial control systems, bringing various sources of asset performance data in the cloud where AI is applied in an effort to optimize asset health and performance.

The delivery of AssetCare provides customers access to cloud-based analytics and management dashboards designed to enable continuous access to actionable insights that drive better asset management decisions. Field maintainers and operators have access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations, and mixed reality.

The underlying technologies that make up AssetCare are derived from the various acquisitions the Corporation has completed since 2017. Each acquisition has been completed to provide a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform are intended to extend the solution suite to the creation of ever-increasing customer value.

The Corporation operates a single unified AssetCare offering, which serves three principal markets:

1)	Smart Facilities, which includes quick service restaurants, small-box retailers, financial service institutions, shopping centres, and similar commercial spaces. In this business, AssetCare is applied to improve the energy efficiency of these buildings, primarily through the application of AI and analytics to drive efficient use of HVAC and lighting.

2)	Smart Energy, which includes wind farms and power/utility sites operating distribution transformers. In this business, AssetCare applies AI and analytics to improve the production yield and availability of wind turbines and to extend the lifespan of mid-life transformers used throughout domestic power grid infrastructure.

3)	Smart Process Industries, which includes process assets such as gas compressors, valves, wells and control systems used in oil and gas, petrochemical and pipeline facilities. In this business, AssetCare optimizes hydrocarbon production and provides facility managers with access to crucial intelligence needed for safe operation of these sites, including alarm management, loop tuning and Management of Change capabilities.

In all three markets, the Corporation uses a commercial SaaS business model to distribute AssetCare. Customers pay a simple, subscription-based price that is determined by number of assets, asset size or complexity, and the expected efficiency gains to be created through the use of AI and analytics. Set up as multi-year, recurring subscriptions, customers pay no fees upfront to onboard an AssetCare solution; any upfront costs are amortized across the lifetime of the initial subscription period.

SHARE STRUCTURE

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there were 16,565,174 Common Shares outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

CONSOLIDATED CAPITALIZATION

Since September 30, 2019, the date of the Interim Financial Statements, there have been no material changes to the Corporation's share and loan capitalization on a consolidated basis, other than as set out below. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

On December 13, 2019, the Corporation completed a consolidation of its Common Shares on a 10 to 1 basis.

Pursuant to the Special Warrant Financing, on January 14, 2020, January 23, 2020 and January 27, 2020, the Corporation issued 2,875,000, 32,000 and 425,875 special warrants, respectively (the "Special Warrants"). Each Special Warrant is convertible into one unit of the Corporation (each, a "Unit") without payment of any additional consideration upon certain conditions being met, subject to adjustment in certain circumstances and the Penalty Provision (as defined herein). Each Unit will consist of one Common Share and one half of one Warrant, with each whole Warrant being exercisable to acquire one Common Share at a price of $5.40 per Common Share for a period of five years following issuance of the Special Warrants.

The Special Warrants will be automatically exercised with no further action on the part of the holder thereof (and for no additional consideration), on the date that is the earlier of: (i) the third business day following the date on which a prospectus qualifying the distribution of Units is filed with and deemed effective in certain jurisdictions (the "Qualification Event"); and (ii) 5:00pm (EST) on the date that is four months and one day following the date of issuance of the Special Warrants.

The Corporation agreed to use its commercially reasonable efforts to complete the Qualification Event before four months and one day following the date of issuance of the Special Warrants. The Corporation further agreed that in the event that the Qualification Event was not completed on or before 5:00 pm (EST) on the date that is 60 days following the date of issuance of the Special Warrants (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one (1) Unit) (the "Penalty Provision"). As the Qualification Event has not been completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise of the Special Warrants.

On January 28, 2020, the Corporation issued 380,210 Common Shares as consideration to certain vendors pursuant to its acquisition of Construction Systems Associates, Inc.

EARNINGS COVERAGE RATIOS

If we offer Debt Securities having a term to maturity in excess of one year under this Prospectus and any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions, joint venture or licensing arrangements. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The above-noted allocation represents the Corporation's intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See "Risk Factors" in the AIF.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The following sets forth certain general terms and provisions of the Common Shares. The particular terms and provisions of the Common Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Common Shares, will be described in the applicable Prospectus Supplement. The Common Shares may be sold separately or together with Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

Preferred Shares

The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Preferred Shares, will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with Common Shares, Debt Securities, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

The Corporation is not currently authorized to issue Preferred Shares. Subject first to obtaining all necessary corporate and regulatory approvals, it is proposed that the Preferred Shares will be issued from time to time in one or more series, and that the Corporation's board of directors will be authorized to fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.

The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.

This section describes the general terms that will apply to any Preferred Shares being offered. The terms and provisions of any Preferred Shares offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Preferred Shares that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the offering price of the Preferred Shares;

(b)	the title and designation of number of shares of the series of Preferred Shares;

(c)	the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate;

(d)	any conversion or exchange features or rights;

(e)	whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)	any liquidation rights;

(g)	any sinking fund provisions;

(h)	any voting rights;

(i)	whether the Preferred Shares will be issued in fully registered or "book-entry only" form;

(j)	any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)	any other specific terms.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units under this Prospectus, or on conversion or exchange of any such Securities.

Priority & Security

Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Corporation from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.

The board of directors of mCloud may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be issued under one or more indentures between the Corporation and a trustee that will be named in the applicable Prospectus Supplement. There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and the Corporation. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against the Corporation if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Corporation. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

The Corporation may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Securities at a discount below their stated principal amount. The Corporation may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise indicated in the applicable Prospectus Supplement, we may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. Those terms may include some or all of the following:

(a)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)	the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d)	whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions;

(e)	the percentage of the principal amount at which such Debt Securities will be issued;

(f)	the date or dates on which such Debt Securities will mature;

(g)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h)	the dates on which any such interest will be payable and the record dates for such payments;

(i)	any redemption term or terms under which such Debt Securities may be defeased;

(j)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k)	the place or places where principal, premium and interest will be payable;

(l)	any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(m)	the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n)	any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o)	the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(p)	governing law;

(q)	any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r)	if other than the Corporation or the trustee, the identity of each registrar and/or paying agent;

(s)	if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t)	if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u)	if the Debt Securities are to be convertible or exchangeable into other securities of the Corporation, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v)	any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of the Corporation. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Corporation following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. Additional information concerning this right of rescission is included under the heading "Statutory Right of Rescission".

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for an equal aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a "Subscription Receipt Agreement") that will be entered into between us and the escrow agent (the "Escrow Agent") at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, Warrants or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement and Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares, Warrants or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscriptions Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered and is not intended to be complete. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the number of Subscription Receipts;

(b)	the price at which the Subscription Receipts will be offered;

(c)	conditions (the "Release Conditions") for the exchange of Subscription Receipts into Common Shares, Warrants or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Debt Securities;

(e)	the number of Common Shares, Warrants or Debt Securities to be exchanged for each Subscription Receipt;

(f)	procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(g)	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(h)	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Warrants or Debt Securities;

(i)	the identity of the Escrow Agent;

(j)	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(k)	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)	the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, Warrants or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(m)	the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)	the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts. Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other Securities of the Corporation. Warrants may be issued independently or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts, Units or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise. Additional information concerning this right of rescission is included under the heading "Statutory Right of Rescission".

This summary of some of the provisions of the Warrants is not complete, the applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a)	the designation of the Warrants;

(b)	the aggregate number of Warrants offered and the offering price;

(c)	the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)	the exercise price of the Warrants;

(e)	the dates or periods during which the Warrants are exercisable;

(f)	the designation and terms of any securities with which the Warrants are issued;

(g)	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(h)	if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(i)	whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)	any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)	whether the Warrants will be issued in fully registered or global form;

(l)	whether such Warrants will be listed on any securities exchange;

(m)	the currency or currency unit in which the exercise price is denominated;

(n)	any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)	the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)	any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

The warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under the warrant agreements or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder's right to exercise the holder's Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a)	the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)	how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)	the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)	the securities exchange(s) on which such Units will be listed, if any;

(f)	whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)	any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend the unit agreement and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.

OTHER MATTERS RELATING TO THE SECURITIES

General

The Securities may be issued in fully registered certificated form or in book-entry only form.

Certificated Form

Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.

Book-Entry Only Form

Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book- entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to properly discharge its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.

Transfer, Conversion or Redemption of Securities

Certificated Form

Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.

Book-Entry Only Form

Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder's interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.

Payments and Notices

Certificated Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.

Book-Entry Only Form

Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.

As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee. Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.

We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.

We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests of the Securities held by the depository or the book-entry accounts maintained by the depository;

(ii)  maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.

PLAN OF DISTRIBUTION

The Corporation may sell Securities offered by this Prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares of another entity or company. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market" offering as defined in and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market" offerings (as defined under applicable Canadian securities laws), underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an "at-the-market" offering, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commission payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Corporation of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

The Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered, sold or delivered to, or for the account or benefit of, a person in the "United States" or, as applicable, a "U.S. person" (as such terms are defined in Regulation S under the U.S. Securities Act), except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state laws. Each underwriter or agent for any offering of Securities pursuant to this Prospectus will agree that it will not offer, sell or deliver such securities to, or for the account of benefit of, a person in the United States, or, as applicable, a U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and in compliance with applicable state securities laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non- resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Corporation's securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.

RISK FACTORS

The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading "Risk Factors" in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation's operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation's business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation's business operations.

A positive return on Securities is not guaranteed.

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

The Corporation has broad discretion to use the net proceeds from an offering.

The Corporation intends to use the net proceeds raised under this Prospectus to achieve its stated business objectives as set forth under "Use of Proceeds" under this Prospectus and any applicable Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of an offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under "Use of Proceeds", or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation's business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

The Corporation may sell or issue additional Common Shares or other Securities resulting in dilution.

The Corporation may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Corporation cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Corporation. Furthermore, to the extent holders of the Corporation's stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSXV may decrease due to the additional amount of Common Shares available in the market.

There is no assurance of a sufficient liquid trading market for the Corporation's Common Shares in the future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation's Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the OTCQB, or achieve listing on any other public listing exchange.

There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold.

There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation's control.

The factors which may contribute to market price fluctuations of the Common Shares include the following:

•	actual or anticipated fluctuations in the Corporation's quarterly results of operations;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•	addition or departure of the Corporation's executive officers and other key personnel;

•	release or expiration of transfer restrictions on outstanding Common Shares;

•	sales or perceived sales of additional Common Shares;

•	operating and financial performance that vary from the expectations of management, securities analysts and investors;

•	regulatory changes affecting the Corporation's industry generally and its business and operations;

•	announcements of developments and other material events by the Corporation or its competitors;

•	fluctuations to the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•	operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation's industry or target markets.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation's board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation's board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other future unsecured debt.

The Debt Securities may be unsecured and will rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Negative Cash Flow from Operations.

The Corporation's cash and cash equivalents as at March 31, 2020 was approximately US$3,248,533. As at March 31, 2020, the Corporation's working capital was approximately US$3,165,068. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from an offering may be used to fund such negative cash flow from operating activities.

Breach of Covenant in Term Loan Facility.

Pursuant to a term loan facility with Fiera Private Debt Fund VI LP (formerly known as Integrated Private Debt Fund VI LP) ("Fiera") in the amount of $13,000,000, executed on August 7, 2019, a subsidiary of the Corporation, Autopro Automation Consultants Ltd., is currently in breach of certain financial covenants as disclosed in Note 15(d) of the Interim Financial Statements incorporated by reference herein. The Corporation is a guarantor under the term loan facility and the loan is secured against the assets of the Corporation and Autopro Automation Consultants Ltd. The Corporation and Autopro Automation Consultants Ltd. have obtained a waiver for such breach.

Sufficiency of Capital.

Should the Corporation's costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation does not currently have any binding commitments for, or readily available sources of, additional financing. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.

Force Majeure Events- COVID 19.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared this outbreak a global pandemic. Major health issues and pandemics, such as the coronavirus, may adversely affect trade, global and local economies and the trading prices of the Common Shares. The outbreak may affect the supply chain of the Corporation and may restrict the level of economic activity in affected areas, which may adversely affect the price and demand for the Corporation's products as well as the Corporation’s ability to collect outstanding receivables from its customers. It is possible that we may be required to temporarily close one or more of our facilities and suspend operations. Given the ongoing and dynamic nature of the circumstances, the extent to which the coronavirus will impact the Corporation’s financial results and operations is uncertain. It is possible, however, that the Corporation’s business operations and financial performance in 2020 and beyond may be materially adversely affected by this global pandemic.

EXEMPTIVE RELIEF

Pursuant to a decision of the Autorité des marchés financiers dated November 13, 2019, the Corporation was granted exemptive relief from the requirements that certain of the documents incorporated by reference in this Prospectus be publicly filed in both the French and English languages. For the purposes of this Prospectus only, the Corporation is not required to publicly file French versions of certain of the documents incorporated by reference herein. However, the Corporation is required to file French versions of the documents incorporated by reference herein at the time of filing the (final) short form base shelf prospectus in connection with the offering of Securities.

In addition to the foregoing, the Corporation has applied for exemptive relief from the operation of subsection 2.3(1.1) of NI 41- 101, which prohibits an issuer from filing a final prospectus more than 90 days after the date of the receipt for the preliminary prospectus that relates to the final prospectus. Any exemptive relief will be evidenced by the issuance of a receipt for this Prospectus, as contemplated under section 19.3 of NI 41-101.

PROMOTERS

Russel McMeekin, Michael A. Sicuro and Costantino Lanza may be considered promoters of the Corporation, as they have taken the initiative in reorganizing and financing the business of the Corporation pursuant to the Transaction. Other than as disclosed in this Prospectus, the AIF, or the 2019 Circular, each of which can be found on the Corporation's profile on SEDAR at www.sedar.com, there is nothing of value, including money, property, contracts, options or rights of any kind, received or to be received by Russel McMeekin, Michael A. Sicuro, or Costantino Lanza, directly or indirectly, from the Corporation or any subsidiary thereof nor any assets, services or other consideration received or to be received by the Corporation or any subsidiary thereof in return. Except as disclosed in this Prospectus, the AIF, or the 2019 Circular, no asset has been acquired within the Corporation's two most recently completed financial years or during the Corporation's current financial year, or is to be acquired by the Corporation or any subsidiary, from Russel McMeekin, Michael A. Sicuro or Costantino Lanza for valuable consideration.

Other than as disclosed in the AIF, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, and was not within 10 years before the date hereof, a director, chief executive officer, or chief financial officer of any person or issuer that: (i) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued while they were acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to any cease trade order, order similar to a cease trade order or an order that denied the relevant person or issuer access to any exemption under securities legislation, and was in effect for a period of more than 30 consecutive days, that was issued after they ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while they were acting in the capacity as director, chief executive officer or chief financial officer.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is, as at the date hereof, nor has been within the 10 years before the date hereof, a director or executive officer of any person or company that, while they were acting in that capacity, or within a year of him ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

None of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza has been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority, and neither such individual has entered into a settlement agreement with a provincial and territorial securities regulatory authority. In addition, none of Russel McMeekin, Michael A. Sicuro, or Costantino Lanza is subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision. Russel McMeekin beneficially owns, controls or directs, 560,990 Common Shares, representing 3.4% of the issued and outstanding Common Shares, Michael A. Sicuro beneficially owns, controls or directs, 547,990 Common Shares, representing 3.3% of the issued and outstanding Common Shares and Costantino Lanza beneficially owns, controls or directs, 535,990 Common Shares, representing 3.2% of the issued and outstanding Common Shares.

INTERESTS OF EXPERTS

The Annual Financial Statements included in this Prospectus have been audited by the Corporation's former auditor, MNP LLP, located at 1500, 640 - 5th Avenue SW Calgary, AB T2P 3G4. MNP LLP is independent of the Corporation within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of Alberta.

PricewaterhouseCoopers LLP, located at 250 Howe Street, Suite 1400, Vancouver, British Columbia, V6C 3S7, is the former auditor of Autopro Automation Consultants Ltd. and reported on Autopro Automation Consultants Ltd.'s audited financial statements for the year ended July 31, 2018, which are attached to the Autopro BAR filed on SEDAR. PricewaterhouseCoopers LLP is independent of Autopro Automation Consultants Ltd. within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation, KPMG LLP, located at 777 Dunsmuir Street, 7th Floor, PO Box 10326, Vancouver, BC, V7Y 1K3, are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia.

The transfer agent and registrar in respect of the Common Shares is AST Trust Company (Canada) at its Vancouver office located at 1066 West Hastings Street, Suite 1600, Vancouver, BC, V6E 3X1.

LEGAL MATTERS

Certain legal matters related to our securities offered by this Prospectus will be passed upon on our behalf by Owens Wright LLP, with respect to matters of Canadian law. The partners and associates of Owens Wright LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.

STATUTORY RIGHT OF RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province and or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against the Corporation following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise by law.

Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces and territories, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of this right of action for damages or consult with a legal adviser.

- C 1 -

CERTIFICATE OF THE CORPORATION

Dated:        April 28, 2020

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Nunavut; and this amended and restated prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada.

By: (Signed) Russel McMeekin	By: (Signed) Chantal Schutz
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors:

By: (Signed) Michael A. Sicuro	By: (Signed) Costantino Lanza
Director	Director

- C 2 -

CERTIFICATE OF THE PROMOTERS

Dated:        April 28, 2020

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Nunavut; and this amended and restated prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this amended and restated prospectus as required by the securities legislation of the provinces of Canada.

By: (Signed) Russel McMeekin	By: (Signed) Michael A. Sicuro
Promoter	Promoter

By: (Signed) Costantino Lanza
Promoter